UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

ESS TECHNOLOGY, INC.

(Name of Subject Company (Issuer))

ESS TECHNOLOGY, INC.

(Names of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

(Title of Class of Securities)
269151 908

(CUSIP Number of Class of Securities)

Robert L. Blair
President and Chief Executive Officer
48401 Fremont Boulevard
Fremont, California 94538
(510) 492-1088

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Peter Cohn, Esq.
Lowell D. Ness, Esq.
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
(650) 614-7400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$57,861,106	$7,331

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,801,938 shares of common stock of ESS Technology, Inc. having an aggregate value of $57,861,106 as of November 22, 2004 will be cancelled and exchanged pursuant to the Offer. The aggregate value of the options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals $126.70 per each $1.0 million of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,331	Filing party: ESS Technology, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 26, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (A)(1)(XI)
EXHIBIT (A)(1)(XII)

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on November 26, 2004 (“Schedule TO”) relating to an offer by ESS Technology, Inc. (“ESS”) to eligible optionholders to exchange, for compensatory purposes, all outstanding options (“Eligible Options”) to purchase common stock of ESS granted under ESS’s 2002 Non-Executive Stock Option Plan, 1997 Equity Incentive Plan and 1995 Equity Incentive Plan (together, the “Stock Option Plans”) for replacement options to purchase common stock of ESS. ESS intends to grant the replacement options on the day that is six months and one day (or as soon as practicable thereafter) after the cancellation of Eligible Options accepted for exchange and will be granted under one of the Stock Option Plans. The exercise price of each replacement option will be the fair market value of ESS’s common stock on the date they are granted. Otherwise, except as described in the Offering Memorandum (as defined below), the replacement options will cover the same number of shares and will be vested and exercisable to the same degree as the original options would have been had they not been cancelled.

     The replacement options will have the terms set forth in, and the tender, acceptance, cancellation and exchange of Eligible Options will be effected in accordance with and subject to the conditions described in, the disclosure document for the Offer to Exchange Certain Outstanding Stock Options, dated November 29, 2004 (the “Offering Memorandum”) and the accompanying forms of Election Form, Notice of Change of Election and Agreement to Grant Replacement Option, which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv) (collectively, as they may be amended from time to time, the “Offer”).

     Eligible optionholders, which includes all optionholders who are employees (including officers) or consultants of ESS or its subsidiaries, are eligible to participate in the option exchange. Any eligible optionholder who does not have a continuing relationship as an employee or consultant of ESS, its subsidiary or any successor company in a merger or acquisition (as applicable) through the replacement grant date will not receive a replacement option or any other consideration for his or her cancelled option.

     This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended. The information in the Offering Memorandum, including all accompanying documents thereto, is incorporated by reference in this Amendment No. 1 to the Schedule TO in response to all items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(i)	Offering Memorandum dated November 29, 2004.*

(a)(1)(ii)	Form of Election Form.*

(a)(1)(iii)	Form of Notice of Change of Election.*

(a)(1)(iv)	Form of Agreement to Grant Replacement Option.*

(a)(1)(v)	Communication to Employees from Stock Administrator Dated November 29, 2004.*

(a)(1)(vi)	Email Communication to Certain Officers of ESS Technology Dated November 29, 2004.*

(a)(1)(vii)	Reminder Communication to Eligible ESS Employees.*

(a)(1)(viii)	Final Reminder Communication to Certain Officers of ESS.*

(a)(1)(ix)	Election Confirmation Statement.*

(a)(1)(x)	Final Election Confirmation Statement.*

(a)(1)(xi)	Email Announcement Regarding Stock Option Exchange Program Meeting.

(a)(1)(xii)	Questions and Answers for Eligible Optionholders Regarding the Stock Option Exchange Program.

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 12(a)(2).

(a)(3)-(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	ESS Technology, Inc. 1995 Equity Incentive Plan, previously filed as an exhibit to

ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(2)	ESS Technology, Inc. 1997 Equity Incentive Plan, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2003, as amended.

(d)(3)	ESS Technology, Inc. 2002 Non-Executive Stock Option Plan, previously filed as an exhibit to ESS’s Form S-8, filed with the SEC on June 6, 2002.

(d)(4)	Form of ESS Technology, Inc. 1995 Equity Incentive Plan Stock Option Agreement, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(5)	Form of ESS Technology, Inc. 1997 Equity Incentive Plan Stock Option Agreement, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(6)	Form of ESS Technology, Inc. 2002 Non-Executive Stock Option Plan Stock Option Agreement.*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO on November 26, 2004.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

ESS Technology, Inc.

Date: December 3, 2004	/s/ Robert L. Blair
Robert L. Blair
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(i)	Offering Memorandum dated November 29, 2004.*

(a)(1)(ii)	Form of Election Form.*

(a)(1)(iii)	Form of Notice of Change of Election.*

(a)(1)(iv)	Form of Agreement to Grant Replacement Option.*

(a)(1)(v)	Communication to Employees from Stock Administrator Dated November 29, 2004.*

(a)(1)(vi)	Email Communication to Certain Officers of ESS Technology Dated November 29, 2004.*

(a)(1)(vii)	Reminder Communication to Eligible ESS Employees.*

(a)(1)(viii)	Final Reminder Communication to Certain Officers of ESS.*

(a)(1)(ix)	Election Confirmation Statement.*

(a)(1)(x)	Final Election Confirmation Statement.*

(a)(1)(xi)	Email Announcement Regarding Stock Option Exchange Program Meeting.

(a)(1)(xii)	Questions and Answers for Eligible Optionholders Regarding the Stock Option Exchange Program.

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 12(a)(2).

(a)(3)-(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	ESS Technology, Inc. 1995 Equity Incentive Plan, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

Exhibit Number	Description
(d)(2)	ESS Technology, Inc. 1997 Equity Incentive Plan, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2003, as amended.

(d)(3)	ESS Technology, Inc. 2002 Non-Executive Stock Option Plan, previously filed as an exhibit to ESS’s Form S-8, filed with the SEC on June 6, 2002.

(d)(4)	Form of ESS Technology, Inc. 1995 Equity Incentive Plan Stock Option Agreement, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(5)	Form of ESS Technology, Inc. 1997 Equity Incentive Plan Stock Option Agreement, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(6)	Form of ESS Technology, Inc. 2002 Non-Executive Stock Option Plan Stock Option Agreement.*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO on November 26, 2004.